Room 4561

Mr. E. Wayne Jackson, III
Chief Executive Officer
Sourcefire, Inc.
9770 Patuxent Woods Drive
Columbia, Maryland 21046

Re: Sourcefire, Inc.
Amendment No. 5 to Registration Statement on Form S-1 filed February 23, 2007
File No. 333-138199

Dear Mr. Jackson:

We have reviewed your amended filing and response letter and have the following comments.

Amendment No. 5 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounting for Stock-Based Compensation, page 37

1.   The staff respectfully reminds the company to provide the disclosures required by paragraph 180 of the AICPA "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" now that the offering price range has been determined.

2.   Please submit a revision to Exhibit E previously provided to the staff in your letter dated December 12, 2006 reflecting the 1:1.624 reverse stock split effective February 22, 2007. We may have further comment upon review of the revised exhibit.

Principal and Selling Stockholders, page 97

3.   Please note comment 41 of our letter dated November 22, 2006. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone

Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Marc Thomas at (202) 551-3452 or Craig Wilson, Senior Associate Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
  Thomas J. Knox, Esq.
  Jeffrey S. Marcus, Esq.
  Morrison & Foerster LLP
  1650 Tysons Boulevard, Suite 300
  McLean, Virginia 22102
  Telephone: (703) 760-7700
  Facsimile: (703) 760-7777